UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of DECEMBER 2002

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  [  ]          No [X]

Fiat Press Release

The Fiat Auto year-end management meeting, at which about 500 top managers and 100 professionals were present, was held today at Mirafiori. Alessandro Barberis, Chief Executive Officer of Fiat S.p.A. was also present at the meeting.

Chief Executive of Fiat Auto, Giancarlo Boschetti, gave an overview of activities in 2002 that have seen, among other things, the reorganisation of the Company into business units and the start of a restructuring and relaunch plan. Boschetti also analysed the actions and challenges awaiting the Company in the year to come.

"Management", he said, "is making the most of opportunities offered by the new organisation structure, the main objectives of which are: to develop the brands, reinforce sales and service activities, consolidate international activities and increase financial and mobility services."

Within the context of plans to strengthen the brands and recover profitability, the Company has made the strategic decision to improve the quality of sales and heavily reduce recourse to less profitable channels. This decision, together with the unfavourable demand trend in the main markets where Fiat Auto operates, has contributed to the drop in volumes that, for this year, will be slightly below two million units. However the policy to reduce the stocks of used cars, whose numbers have fallen from 100 thousand units at the beginning of 2002 to 40 thousand units at the end, has, on the one hand, enabled the Company to reduce invested capital by about 600 million euros and, on the other, has contributed to at least partly offsetting the lower number of new vehicle registrations.

2003 will see the launch of a three-year plan that will include capital spending amounting to a total of 7.8 billion euros. In the 2003-2005 period 21 new products will be brought to the market (nine of which already in the second half of 2003) and some of these will cover market segments where the brands are not present today.

A stronger presence in European markets is among business plan objectives. Capital spending in this area will total 150 million euros per year up to 2005 and will be aimed at strengthening the dealer networks, increasing direct sales to fleets, improving marketing activities and reviewing sales and technical service processes.

Boschetti emphasised that an important contribution to improvements in competitiveness will come from the industrial alliance with General Motors (engines and gearboxes, new product platforms, global purchasing). Cooperation with General Motors is proceeding in a mutually satisfactory manner and planned synergies have been extensively respected.

According to Boschetti the business plan prepared by Fiat Auto, which has met with the approval of shareholders, lending banks and the advisor to the Ministry of Productive Activities, "is the only real plan targeted at restructuring and relaunching the Company. The plan needs to be extremely rigorous and it will require determination and a sense of urgency to bring the Company back to the levels of competitiveness and productivity to which it can legitimately aspire."

The Chief Executive Officer of Fiat Auto commented that "in the past few weeks much has been said and written about us, on many occasions in a tone and in a manner that made no allowance for the complexity of the problem and of the efforts being made every day by the people within the Company and outside of it (suppliers and dealer network), all of whom have shown a great sense of responsibility." "The most alarming aspect", emphasised Boschetti, "is the obvious consequences that all this can have on the purchasing decisions of our customers, who, even involuntarily, are given the idea of a company that is almost on its knees. This is absolutely untrue. On the contrary, we know that focusing on customers is the foundation of our action plan. We are well aware the relaunch can only be achieved by satisfying our customers."

The Chief Executive Officer of Fiat Auto reiterated the need, on everyone's part, to act effectively and rapidly. "The Company certainly doesn't lack skills, professionalism and resources. The awareness of difficulties must spur each one of us to demonstrate that we know how to manage the situation with a firm hand. The ball is entirely in our court and we must play it without looking for excuses, knowing that we are the builders of our own future."

The Chief Executive Officer of Fiat, Alessandro Barberis, emphasised that the Group management team, shareholders and banks believed in the business plan.

"If we believe in this plan it's not only because it's well prepared, detailed and accurate. It's also because we believe in the ability of Fiat people to implement and achieve it one hundred percent, without delay and without distractions." And one of the distractions is the put option with General Motors, given that this has nothing to do with the plan.

"The plan", he said, "must be pursued without considering what the eventual developments might be as a result of agreements with our American partner. The more competitive we are, the easier it will be to discuss synergies and cooperation with GM, rather than questions of shareholdings. Making the Company healthy is an objective in its own right and must be achieved in any event."

Barberis then underlined that the 2003 Fiat Auto budget is by no means wishful thinking: "it's realistic and can be achieved because it already takes due account of all the difficulties that might arise."

The Chief Executive Officer of Fiat then reminded those present of the important operations completed in the past few days as regards Fiat debt restructuring. The first was the sale of the entire stake in General Motors for an amount of over 1.1 billion dollars. "An operation carried out in complete agreement with GM and that, therefore, will have no impact on our industrial and contractual relations. We had no strategic interest in keeping this asset in our portfolio and so our aim was to take a concrete step towards improving our net financial position."

The second point is the creation of a true joint venture for Fidis. "We have given up a share of a very profitable business", said Barberis, "that, however, requires significant financial resources, which the Banks are able to obtain at decidedly more advantageous conditions than we are. The retail financing activity can therefore be carried out more efficiently and as a result will be more beneficial for customers. But nothing will change from a customer standpoint as operative management of the company will remain in the hands of Fiat Auto. And nothing will change in Fidis management, either at central level or at individual country level."

As a result of the two operations completed during the weekend and others finalized recently, Fiat's net financial position will improve substantially.

The Chief Executive Officer of Fiat concluded by stating that "the Group believes in the car sector and in our people and will make available to them all the resources they need. You can expect from me, and of course from Giancarlo Boschetti, full support for the task facing you. Be rigorous in everything you do, work as a team and focus on results."

Turin, December 23 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 23, 2002

FIAT S.p.A.

	BY:	/s/ James J. Kennedy James J. Kennedy Power of Attorney